Signing of a Memorandum of Understanding Regarding Tomato Mutual Savings Bank

On December 27, 2011, Shinhan Financial Group disclosed in a filing with the Korea Exchange that it signed a memorandum of understanding on December 26, 2011 relating to its purchase of certain assets and assumption of certain liabilities of Tomato Mutual Savings Bank.